UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 1)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Intercept Pharmaceuticals, Inc.
(Name of Subject Company)

Intercept Pharmaceuticals, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
45845P108
(CUSIP Number of Class of Securities)
Jerome Durso
President and Chief Executive Officer
305 Madison Avenue
Morristown, NJ 07960
(646) 747-1000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Graham Robinson
Laura Knoll
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street, 23rd Floor
Boston, Massachusetts 02116
(617) 573-4800
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Intercept Pharmaceuticals, Inc., a Delaware corporation (“Intercept”) with the Securities and Exchange Commission (the “SEC”) on October 11, 2023, relating to the tender offer by Interstellar Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Alfasigma S.p.A., an Italian società per azioni (joint stock company) (“Alfasigma”), to purchase all of the issued and outstanding shares of Intercept common stock, par value $0.001 per share (the “Shares”), for $19.00 per Share, net to the seller in cash, without interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2023 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time), which, together with the Offer to Purchase, constitute the “Offer.”
Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.
ITEM 8. ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The following paragraphs replace in its entirety the paragraph under the heading “Legal Proceedings” on page 49:
“As of October 17, 2023, three complaints have been filed in federal court, each relating to the Offer and the transactions contemplated by the Merger Agreement. On October 13, 2023, a purported stockholder of Intercept filed a lawsuit in the United States District Court for the District of Delaware against Intercept and its directors, captioned Walsh v. Intercept Pharmaceuticals, Inc., et al., Case No. 23-cv-01153 (which we refer to as the “Walsh Complaint”). Also on October 13, 2023, a purported stockholder of Intercept filed a lawsuit in the United States District Court for the Southern District of New York against Intercept and its directors, captioned O’Dell v. Intercept Pharmaceuticals, Inc., et al., Case No. 23-cv-09052 (which we refer to as the “O’Dell Complaint”). On October 17, 2023, a purported stockholder of Intercept filed a lawsuit in the United States District Court for the Southern District of New York against Intercept and its directors, captioned Dickerson v. Intercept Pharmaceuticals, Inc., et al., Case No. 23-cv-09121 (which we refer to as the “Dickerson Complaint”).
The Walsh Complaint, the O’Dell Complaint and the Dickerson Complaint allege that the Solicitation/Recommendation Statement issued in connection with the Offer and the transactions contemplated by the Merger Agreement omits material information or contains misleading disclosures and that, as a result, the defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act.
The complaints seek, among other things, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement; (ii) rescission or rescissory damages in the event the transactions contemplated by the Merger Agreement have been implemented; (iii) dissemination of a Solicitation/Recommendation Statement that does not omit material information or contain any misleading disclosures; (iv) an award of damages that plaintiff suffered as a result of the defendant’s purported wrongdoings; and (v) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.
Intercept believes the claims asserted in each of the complaints are without merit.
Additional lawsuits may be filed against Intercept and/or the Intercept Board in connection with the Offer and the transactions contemplated by the Merger Agreement, the Schedule TO and this Schedule 14D-9. If additional similar complaints are filed, absent new or different allegations that are material, Intercept will not necessarily announce such additional filings.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 17, 2023
Intercept Pharmaceuticals, Inc.
By:
/s/ Jerome Durso

Name:
Jerome Durso

Title:
President and Chief Executive Officer